

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2019

Peter D'Arrigo
Chief Financial Officer
Envestnet, Inc.
35 East Wacker Drive, Suite 2400
Chicago, IL 60601

> **Re: Envestnet, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2019**
> **Filed March 1, 2019 and August 8, 2019**
> **File No. 001-34835**

Dear Mr. D'Arrigo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 1, 2019

Ityem 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Segments, page 55

1. Please tell us your consideration of the guidance in Question 104.04 of the updated Non-GAAP Compliance and Disclosure Interpretations related to your presentation of Total segment income from operations. Your current presentation of Total segment income from operations for the years presented in any context other than the ASC 280 required reconciliation in the footnote appears to represent a non-GAAP financial measure. Please note that this comment also applies to filings on Form 10-Q.

Non-GAAP Financial Measures, page 61

2.   Please tell us your consideration of the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations related to your presentation of Adjusted net income on page 64. In this regard, you used a tailored accounting policy to normalize the effective tax rates used to compute Adjusted net income and Adjusted net income per share. Please also tell us your consideration of Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations related to your presentation of income taxes and the income tax effects of non-GAAP adjustments in the reconciliation of Adjusted net income on page 64. Please note that this comment also applies to filings on Form 10-Q and press releases filed under Item 2.02 of Form 8-K.

Note 10 Other Non-Current Assets, page 100

3.   We note your disclosure on page 84 and 100 related to your use of the cost method to account for investments. Please tell us your consideration of the guidance in ASU 2016-01, Financial Instruments, and disclosure requirements in ASC 321-10-50-3 related to equity investments without readily determinable fair values.

Item 8. Financial Statements and Supplementary Data
12. Debt
Credit Agreement, page 104

4.   We note the Second Amended and Restated Credit Agreement includes provisions that limit your ability and your subsidiaries to pay dividends. Please describe the most significant restrictions on the payment of dividends by the registrant, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. Please also disclose the amount of consolidated retained earnings which represents undistributed earnings of 50 percent or less owned persons accounted for by the equity method. Please refer to Rule 4-08(e)(1) and (2) of Regulation S-X. In addition, please tell us your consideration of Rule 4-08(e)(3) of Regulation S-X which requires (1) disclosures about the nature and amount of significant restrictions on the ability of subsidiaries to transfer funds to the parent through intercompany loans, advances or cash dividends, and (2) the presentation of condensed parent company financial information and other data in a schedule when the restricted net assets of consolidated and unconsolidated subsidiaries, together with the parent's equity in the undistributed earnings of 50%-or-less-owned entities, exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. Please refer to Rule 4-08(3) and Rule 12-04 of Regulation S-X.

Note 25. Quarterly Financial Data, page 121

5.   Please include net income (loss) in your tables in future filings. Refer to Item 301(a)(1) of Regulation S-K.

Form 10-Q filed August 8, 2019

Non-GAAP Financial Measures, page 52

6.   Please tell us your consideration of the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations related to your presentation Adjusted revenues on page 52. In this regard, it appears the exclusion of the effect of asset-based cost of revenue is a tailored revenue recognition and measurement method.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services